

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2014

Via E-mail
David Lovatt
Chief Executive Officer
Pocket Games, Inc.
305 Forest Avenue
Woodmere, NY 11598

>   **Re: Pocket Games, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed February 21, 2014**
>   **File No. 333-192939**

Dear Mr. Lovatt:

We have reviewed your letter dated February 21, 2014, and the above-referenced registration statement, and have the following comments. Unless otherwise noted, where we reference prior comments we are referring to our letter dated January 30, 2014.

General

1.   We note that many of your disclosures reference January 13, 2014. Please update these, and any other date-sensitive disclosures, as appropriate.

Description of Business

Pocket Football, page 24

2.   In light of your revisions in response to prior comment 3, please update this section to clearly and prominently describe the current state of development of Pocket Football. Specifically, revise your discussion of the features of Pocket Football to highlight that these are anticipated features that may never be realized.

Signatures, page 58

3.   Form S-1 requires the signature of your controller or principal accounting officer. If Mr. Lovatt signed your registration statement in such capacity, please include this title after his signature. See Instructions 1 and 2 to Signatures of Form S-1.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any questions. If you require further assistance, you may Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
Brenda Lee Hamilton, Esq.
Hamilton & Associates Law Group, P.A.